Vorys, Sater, Seymour and Pease LLP Legal Counsel	106 South Main St.
Suite 1100
Akron, Ohio 44308

330.208.1000 | www.vorys.com

Founded 1909
J. Bret Treier
Direct Dial (330) 208-1015
Direct Fax (330) 208-1066
Email jbtreier@vorys.com
March 11, 2010
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn.: Edward M. Kelly

Re:	A. Schulman, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-4
Filed February 8, 2010
File No. 333-164085
Annual Report on Form 10-K for the fiscal year ended August 31, 2009
Filed October 26, 2009
File No. 0-7459

ICO, Inc.
Annual Report on Form 10-K for the fiscal year ended September 30, 2009
Filed December 4, 2009
File No. 1-8327

Dear Mr. Kelly:
                  This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated March 2, 2010, related to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (Registration No. 333-164085) (the “Registration Statement”) filed by A. Schulman, Inc. (“A. Schulman”) relative to its pending acquisition of ICO, Inc. (“ICO”) and the solicitation of proxies by the Board of Directors of ICO. The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by A. Schulman’s and/or ICO’s response.
                  In conjunction with this letter, A. Schulman is submitting Pre-Effective Amendment No. 2 to the Registration Statement, which shall include the disclosure modifications outlined below. Upon review of this letter and the Registration Statement, as amended, A. Schulman
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     Legal Counsel
Securities and Exchange Commission
March 11, 2010

respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the Registration Statement, as amended, be accelerated to Friday, March 19, 2010, at 9:30 A.M., Eastern Time, or as soon thereafter as practicable. By this letter, A. Schulman and ICO acknowledge that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve A. Schulman and ICO from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	A. Schulman and ICO may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
S-4/A1
General
1.	We note your response to prior comment 3. Please place this disclosure and cross-reference on the Notice of Special Meeting as well.

Response:
            In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided on the “NOTICE OF SPECIAL MEETING OF SHAREHOLDERS” to include the requested disclosure and cross-reference.
Opinion of ICO’s Financial Advisor, page 5
2.	Please delete the statement that J.P.Morgan provided its opinion “for the information of the ICO Board” as it suggests that shareholders cannot rely on the disclosure in the registration statement/proxy statement.

Response:
            In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “SUMMARY — Opinion of ICO’s Financial Advisor” (page 5 of the amended Form S-4) to delete the referenced disclosure.

     Legal Counsel
Securities and Exchange Commission
March 11, 2010

Interests of ICO Directors and Executive Officers in the Merger, pages 8 and 68
3.	We note your response to prior comment 5. Please also quantify the cash that each director and officer will receive. Note that Item 5 of Schedule 14A requires disclosure about the interests in the transaction of each person who has been a director or officer at any time since the beginning of the last fiscal year. See also Item 18(a)(5)(i) of Form S-4.

Response:
            In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the captions “SUMMARY — Interests of ICO Directors and Executive Officers in the Merger” and “THE MERGER — Interests of ICO Directors and Executive Officers in the Merger” (pages 8-9 and 74-75, respectively of the amended Form S-4) to include the requested information.
Background of the Merger, page 43
4.	In order to provide a full picture of the alternatives considered, please elaborate on the discussions related to other potential acquisition transactions considered and which A. Schulman’s board of directors felt that the parties to these potential transactions would not be interested in a transaction or that the consideration that they would require would be too high relative to then current market values.

Response:
            In response to the Staff’s comment, it is the position of A. Schulman that the inclusion of information regarding alternative transactions considered by the A. Schulman board of directors prior to determining to pursue a strategic combination with ICO is immaterial for purposes of providing ICO shareholders with the information necessary to evaluate, and vote upon, the merits of the proposed merger between A. Schulman and ICO. Based upon the structure of the pending acquisition, A. Schulman stockholders will not be voting on the proposed transaction and only ICO shareholders will be solicited for purposes of voting on approval of the pending merger. Consequently, the nature and scope of A. Schulman’s previous evaluation of other unrelated transactions is not material for purposes of providing ICO shareholders with information sufficient to evaluate the pending transaction between ICO and A. Schulman.

     Legal Counsel
Securities and Exchange Commission
March 11, 2010

5.	Refer to prior comments 8 and 21. Provide the same information as would be required by Item 1015(b) of Regulation M-A for the materials provided by Arthur D. Little, Inc. to the ICO board of directors on October 8, 2009. See Item 4(b) of Form S-4. Further, file the consent of Arthur D. Little, Inc. as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act.

Response:
            In response to the Staff’s comment and following consultation with ICO, A. Schulman has added a discussion regarding Arthur D., Little, Inc. under the caption “THE MERGER — Presentation by ICO’s Industry Consultant” (pages 59-61 of the amended Form S-4) and has filed the consent of Arthur D. Little, Inc. (Exhibit 99.6 to the Amended Form S-4).
6.	As requested previously, disclose the information given to us in response to prior comment 12: the topics discussed in early March between Messrs. Knapp and Gingo did not include potential business combinations.

Response:
            In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 44 of the amended Form S-4) to include the requested disclosure.
7.	We note your response to prior comment 15. However, please revise to provide more information about the ICO board’s decision not to pursue transactions with Company A and Company B.

Response:
            In response to the Staff’s comment and following consultation with ICO, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 49 of the amended Form S-4) to include the requested disclosure.

     Legal Counsel
Securities and Exchange Commission
March 11, 2010

8.	As requested in prior comment 16, disclose also the reason(s) for not pursuing the various alternatives.

Response:
            In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Background of the Merger” (page 45 of the amended Form S-4) to include the requested disclosure.
United States Federal Income Consequences to U.S. Holders of ICO Stock, page 79
9.	As requested in prior comment 31, delete the word “generally” wherever it appears in the first and second paragraphs because the word may imply that shareholders cannot rely on the disclosure. Alternatively, describe the basis for any uncertainty of the United States federal income tax consequences for United States holders.

Response:
            In response to the Staff’s comment, A. Schulman has revised the disclosure provided under the caption “THE MERGER — Material United States Federal Income Tax Consequences” (pages 80-81 of the amended Form S-4) to delete the requested text.
The Merger Agreement, page 77
10.	Refer to prior comment 34, and address these items:
•	Revise the statement “only certain other specifically identified persons may enforce it” in the second paragraph to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States and any implication that investors cannot rely on the information in the merger agreement.

•	Revise the statement that “The merger agreement is not intended to change or supplement the disclosures..., and consequently the representations and warranties are not intended to be statements of factual information” in the last paragraph to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States. Similarly, revise the disclosure in the second paragraph.

•	Revise the statement that “A Schulman and ICO will provide additional disclosure in their public reports to the extent that they are aware of the existence of any material facts...” in the last paragraph to make clear that your public disclosures will include any material information necessary to provide investors a materially complete understanding of the merger agreement disclosures.

     Legal Counsel
Securities and Exchange Commission
March 11, 2010

Response:
            In response to the Staff’s comment, A. Schulman has revised the disclosures provided under the caption “THE MERGER AGREEMENT” (page 82 of the amended Form S-4) to modify the referenced text.
Extensions and Waivers, page 100
11.	We note your response to prior comment 35 that neither parties intends to waive a condition to the merger; however, because they may be waived, please revise the registration statement to describe briefly the facts under which such waiver would occur and that resolicitation would occur under the conditions outlined in your response.

Response:
            In response to the Staff’s comment and after consultation with ICO, it is the position of A. Schulman and ICO that the inclusion of disclosure regarding the potential facts under which A. Schulman or ICO would waive a condition to the merger would be unduly speculative and not appropriate disclosure under these circumstances. Since there generally are no restrictions on the ability of either A. Schulman or ICO to waive conditions under the merger agreement, neither A. Schulman nor ICO can accurately describe the potential facts under which either party’s board of directors could determine that a waiver of a closing condition would be necessary or appropriate. However, in order to address the Staff’s comment, A. Schulman has revised the disclosures provided under the caption “THE MERGER AGREEMENT — Amendments, Extensions and Waivers” (page 101 of the amended Form S-4) to clarify that the only limitation on such a waiver is compliance with the requirements for amendments as previously described, and to acknowledge that A. Schulman and ICO will re-circulate the proxy statement/prospectus and resolicit proxies if any party to the merger waives material conditions to the consummation of the merger and such changes in the terms of the transaction render the disclosure previously provided to ICO shareholders materially misleading.

     Legal Counsel
Securities and Exchange Commission
March 11, 2010

Note 5 — Estimate of Assets to be Acquired and Liabilities to be Assumed, page 108
12.	We note your response to prior comment 39 and the additional disclosures that you provided in note 5 on page 108. While we understand that the purchase price allocation is preliminary, we continue to believe that you should provide additional disclosures that address the potential impact on the pro forma financial statements of the final purchase price allocation. It appears to us that you could provide a quantified analysis to address the impact if the amount currently allocated to goodwill decreased and additional amounts were allocated to assets that will be depreciated or amortized.

Response:
            In response to the Staff’s comment, A. Schulman has revised the disclosure provided in Note 5 under the caption “NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” (page 111 of the amended Form S-4) to include a sensitivity analysis regarding the impact to the pro forma financial statements if the amount allocated to goodwill increased or decreased and different amounts were allocated to assets that will be depreciated or amortized.
Exhibits 5, 8.1 and 8.2
13.	We note that you will file a revised legal opinion and executed tax opinions before the registration statement’s effectiveness in response to prior comments 45 and 47. Allow us sufficient time to review the opinions before requesting acceleration of the registration statement’s effectiveness.

Response:
            In response to the Staff’s comment, A. Schulman confirms that it will provide the Commission sufficient time to review the executed legal and tax opinions before the requested acceleration date. A. Schulman advises the Staff that it anticipates filing it’s final pre-effective amendment, which shall include executed legal and tax opinions, on or about March 17, 2010.
14.	Please remove the language that the opinion is furnished “for the benefit” of the company.

Response:
            In response to the Staff’s comment, the law firm of Vorys, Sater, Seymour and Pease LLP has provided a revised legal opinion in Exhibit 5.1.

     Legal Counsel
Securities and Exchange Commission
March 11, 2010

A. Schulman’s 10-K
Liquidity and Capital Resources, page 47
15.	As noted in your response to prior comment 59, please revise your proposed disclosure in future filings to clarify that you do not believe a covenant violation is reasonably possible.

Response:
            In response to the Staff’s comment, A. Schulman will enhance its disclosure in the MD&A in applicable future filings with the Commission, commencing with its Quarterly Report on Form 10-Q for the six months ended February 28, 2010, to clarify, to the extent still applicable, that A. Schulman does not believe a covenant violation is reasonably possible. A. Schulman will continue to monitor the calculations surrounding its covenants and will continue to include this statement only to the extent it remains applicable. If it no longer remains applicable, A. Schulman will provide alternative appropriate disclosure with regard to the financial ratio covenants under its credit facility. The enhanced disclosure is indicated below in bold.
The Company has a $260.0 million credit facility (“Credit Facility”) which consists of credit lines of which the U.S. dollar equivalent of $160.0 million is available to certain of the Company’s foreign subsidiaries for borrowings in euros or other currencies. The Credit Facility, which matures on February 28, 2011, contains certain covenants that, among other things, limit the Company’s ability to incur indebtedness and enter into certain transactions beyond specified limits. The Company must also maintain a minimum interest coverage ratio and may not exceed a maximum net debt leverage ratio. As of February 28, 2010, the Company was not in violation of any of its covenants relating to the Credit Facility. The Company was well within compliance with these covenants and does not believe a covenant violation is reasonably possible as of February 28, 2010.

     Legal Counsel
Securities and Exchange Commission
March 11, 2010

Closing
     A. Schulman and ICO believe that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 208-1015.

Very truly yours,
/s/ J. Bret Treier, Esq.

cc:	Joseph M. Gingo, Chairman, President and Chief Executive Officer, A. Schulman, Inc.
A. John Knapp, Jr., President and Chief Executive Officer, ICO, Inc.
Craig E. Slivka, Special Counsel, United States Securities and Exchange Commission
David C. Minc, Vice President, Chief Legal Officer and Secretary, A. Schulman, Inc.
Lyle G. Ganske, Esq., Jones Day
James P. Dougherty, Esq., Jones Day
Charlotte Fischer Ewart, Esq., General Counsel and Secretary, ICO, Inc.
Gene J. Oshman, Esq., Baker Botts L.L.P.
Ryan Maierson, Esq., Baker Botts, L.L.P.
David Taylor, Esq., Locke Lord Bissell & Liddell LLP